UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Third Generation 4G LTE Module from Sierra Wireless Now Certified for Verizon Wireless 4G LTE Network

Latest AirPrime® embedded wireless module supports OEMs connecting tablets, laptops, and other devices to the Internet of Things

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 8, 2014--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced that the Sierra Wireless AirPrime EM7345 embedded wireless module is now certified to operate on the Verizon Wireless 4G LTE network. This is part of the third generation of 4G LTE modules from Sierra Wireless, which first launched embedded modules on the Verizon Wireless 4G LTE network three years ago. The Verizon Wireless 4G LTE network is the largest in the U.S., available to more than 97 percent of the population.

“With the latest AirPrime embedded module from Sierra Wireless, OEMs have a high-quality, cost-efficient option to choose in integrating connectivity to the Verizon Wireless 4G LTE network,” said John Sullivan, Executive Director of the Connected Solutions group for Verizon Enterprise Solutions. “Sierra Wireless has been working with OEMs to connect devices to the Verizon Wireless 4G LTE network since it was first deployed, and we are pleased to be able to expand the choices available to manufacturers looking to integrate connectivity to the Verizon Wireless network into their products.”

The AirPrime EM7345, based on an Intel chipset, is designed for integration into notebook computers and tablets, with a standardized M.2 form factor ideal for small, thin devices. When integrated into a notebook or tablet computer, it provides end customers with access to Verizon Wireless mobile broadband at their fingertips, eliminating the need to look for public WiFi networks to get online.

“Achieving Verizon Wireless certification is an important milestone for us,” said Horst Pratsch, Head of Multi-Comm Products at Intel. “Our LTE platform is designed to deliver mobile broadband in a small form factor that meets the needs of PC OEMs for laptops, tablets, and other devices where thinness is a strategic feature and a competitive advantage. We are excited to see devices based on this platform with integrated Verizon Wireless service come to market.”

“Verizon Wireless has been a leading force in providing 4G LTE network connectivity in the U.S.,” said Dan Schieler, Senior Vice President and Managing Director, OEM Solutions for Sierra Wireless. “This technology leadership has been instrumental in enabling the growth of the Internet of Things, and we are pleased to deliver our next generation module for the Verizon Wireless 4G LTE network.”

Please visit the Sierra Wireless website for more information about AirPrime EM Series embedded wireless modules. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

CTIA Super Mobility Week 2014

Sierra Wireless will be showcasing the company’s latest innovations for the Internet of Things at CTIA Super Mobility Week, September 9 to 11 at the Sands Convention Center in Las Vegas. Attendees are welcome to visit us at stand 6026 in the M2M Zone.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 8, 2014